EXHIBIT 99.35

GAMMON LAKE RESOURCES INC.
202 Brownlow Avenue, Cambridge 2, Suite 306
Dartmouth, Nova Scotia, B3B 1T5
Tel:   902-468-0614     Fax:   902-468-0631
www.gammonlake.com
TSX:GAM / NASDAQ (OTC):GMLRF / BSX:GL7

Press Release 2-2003	January 15, 2003

GAMMON LAKE ANNOUNCES INVESTMENT IN MEXGOLD RESOURCES INC.

Gammon Lake Resources Inc (TSE: GAM) is pleased to announce that it has made a $500,000 investment in a private company, Mexgold Resources Inc. (“Mexgold Resources”). Mexgold Resources is a private junior natural resource issuer which holds a 100% interest in a single Mexican gold and silver mineral exploration property, known as the “Guadulupe Gold-Silver Project”.

The Guadalupe Gold-Silver Project is located in Sierra Madre Occidental physiographic province, in Chihuahua State, Mexico. The project is comprised of five mining titles totaling approximately 439.24 hectares in which Mexgold Resources owns a 100% interest.

Gold was “discovered” at the Guadalupe Gold-Silver Poject in October 1835. Production was sufficiently large that the Mexican government built a mint at Guadalupe y Calvo in 1844. Historic production has been estimated at 2,000,000 ounces gold and 28,000,000 ounces silver. Estimated production grade was 37 g/t gold and 870 g/t silver. Most of the historic production was from the Zorrilla and Pertenencia areas, comprising the northwestern two-thirds of the exposed portion of the Rosario breccia-vein structure. Later activities have focused on the southern San Francisco portion of the Rosario structure and the Nankin vein. Underground production from the Nankin started nearly 100 years after the main discovery.

The main structural feature in the project area is the Rosario fault complex. The Rosario structure strikes N 40º W and dips 45º to 50º to the west. Several east-west striking structures are present, including the Nankin, which dip approximately 30º to 35º to the south. The Concordia and El Sol structures strike N 60º W, and dip steeply to the south.

Gammon Lake continues to focus on its Ocampo Project. The investment in Mexgold provides shareholders of Gammon Lake with the opportunity to participate in an investment in the Guadulupe Gold-Silver Project, which management of Gammon Lake believes to be a sound exploration opportunity. Mexgold Resources has $860,000 in share capital, of which approximately $385,000 has been spent on exploration expenditures on the Guadulupe Gold-Silver Project, and approximately $465,000 in cash. Mexgold Resources has no revenue and no liabilities. Mexgold Resources plans to complete a $2.0 million private placement at the time of completion of the merger.

Beginning in late Cretaceous and continuing throughout the Tertiary, the Sierra Madre region was the site of intensive volcanic and intrusive activity. Volcanic stratigraphy in the Sierra Madre Occidental has been broken into two main groups consisting of the Lower Volcanic Group (LVG) and the Upper Volcanic Group (UVG). LVG rocks are the host to nearly all the major gold silver deposits found in the Sierra Madre to date. Within the Guadalupe Gold-Silver Project area an erosional window of LVG rock is exposed, surrounded by UVG rhyolitic flows and tuffs.

Currently the Guadalupe Gold-Silver Project does not have a sufficient sampling density for the determination of a measured or indicated mineral resource. Much of the more recent exploration activities have focused solely on the San Francisco portion of the Rosario breccia-vein complex. Minimal work has been completed in historically more productive Zorrilla and Pertenencia areas. Data from several detailed exploration programs, both historic and modern have been used in order to assess the exploration potential of the Guadalupe Gold-Silver Project. Table 1-1 summarizes the inferred mineral resource, estimated by Pincock, Allen and Holt (October 2002), for the Rosario and Nankin Structures.

TABLE 1-1
Guadalupe y Calvo Gold-Silver Project
Guadalupe y Calvo Estimate of Inferred Mineral Resource

Rosario Bulk Tonnage (at 75% of Available Tonnes)

Tonnes	Au g/t	Au Ounces	Ag g/t	Ag Ounces	eAu Ounces

10,700,000	1.6	566,000	96	33,100,000	1,080,000

Rosario Underground (at 33% of Available Tonnes)

700,000	18.5	393,000	435	9,200,000	530,000

11,400,000		959,000		42,300,000	1,610,000

Nankin Underground (at 33% of Available Tonnes)

400,000	9.25	118,000	260	3,300,000	170,000

Total Rosario and Nankin Structures

Tonnes	Au g/t	Au Ounces	Ag g/t	Ag Ounces	eAu Ounces

11,800,000	2.84	1,077,000	120	45,600,000	1,780,000

* Note: eAu based on a 1Au:65Ag ratio

Additional potential for gold and silver mineralization exists within the project boundaries. The above estimate does not address other mineralized structures that are known to be present. The potential for significant strike extensions of the Rosario and Nankin beneath post-mineral cover is also not addressed. Successful exploration results in any of these areas could significantly enhance overall project potential.

A program consisting of mapping, sampling and drilling is recommended in order to test the exploration potential of the Guadalupe Gold-Silver Project. An exploration budget is proposed for drilling and sampling that is estimated at U.S. $555,000. Mr. Clarence Wendt, P.Geo. of Pincock Allen & Holt is the qualified person responsible for the technical data reported in this news release.

Mexgold Resources is arms’ length to Gammon Lake and its management. Gammon Lake Resources Inc. owns 50% of the issued and outstanding common shares of Mexgold as a result of this investment. Mexgold has entered into a letter of intent to merge with Seven Clans Resources Inc., a public junior natural resource company listed on the TSX Venture Exchange (TSXV: SCR). Upon completion of this merger, which is subject to shareholder and regulatory approval, it is expected that Gammon Lake will own 27.4% of the issued and outstanding shares of Seven Clans on a non-diluted basis.

Upon completion of the acquisition of Mexgold, Bradley H. Langille will be appointed as President of Seven Clans and the board of directors of Seven Clans will consist of Bradley H. Langille, Gregory K. Liller and Dale M. Hendrick. Mr. Langille is the Chief Executive Officer of Gammon Lake. Mr. Liller is the Vice-President Exploration of Gammon Lake. Mr. Hendrick is a geological consultant and outside director of Gammon Lake.

Further details of the merger of Mexgold and Seven Clans will be made available when the information circular regarding of Seven Clans seeking shareholder approval for this transaction is prepared.

Gammon Lake Resources Inc. is a Nova Scotia based mineral exploration company with properties in Mexico. The Company’s website is www.gammonlake.com. Shares of the Company trade on the Toronto Stock Exchange under the symbol GAM. For additional information please contact Mr. Bradley Langille, Chief Executive Officer, at (902) 468-0614.

CAUTIONARY STATEMENT
No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain “forward-looking statements”. All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Gammon Lake, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Gammon Lake’s expectations are exploration risks detailed herein and from time to time in the filings made by Gammon Lake with securities regulators.